Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN, OR INTO OR FROM ANY JURISDICTION IN WHICH THE SAME WOULD BE A VIOLATION OF THE LAWS OF SUCH JURISDICTION. NEITHER THIS ANNOUNCEMENT, NOR ANYTHING CONTAINED HEREIN, SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

NOTICE OF GENERAL MEETING AND PUBLICATION OF CIRCULAR

London and New York, NY, 5 April 2023 – OKYO Pharma Limited (Nasdaq: OKYO; LSE: OKYO) (“OKYO” or the “Company”), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease to address the significant unmet need in this multi-billion-dollar market, announces that, further to its announcement on 4 April 2023, it has today posted a circular (the “Circular”) to shareholders which contains further details regarding the proposed cancellation of its ordinary shares of no par value each (“Ordinary Shares”) from listing on the standard segment of the Official List of the Financial Conduct Authority and trading on the main market for listed securities of London Stock Exchange plc and associated timetable, together with proposals to be put to shareholders at a general meeting of the Company to be held at the offices of Orrick, Herrington & Sutcliffe (UK) LLP at 107 Cheapside, London EC2V 6DN, United Kingdom at 12.00 midday on 3 May 2023 (the “General Meeting”), including, inter alia, to consolidate every 65 existing Ordinary Shares into one new ordinary share of no par value (thereby matching its current American Depositary Share ratio). The Circular will shortly be posted to the Company’s website at: https://okyopharma.com/investors/corporate-governance/corporate-documents/

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

Broker	Robert Emmet, Optiva Securities Limited	+44 (0)20 3981 4173

Notes for Editors:

About OKYO

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com.

About OK-101

OK-101 is a lipid conjugated chemerin peptide antagonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide (MAP) technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain; and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the candidate drug molecule to enhance the residence time of OK-101 within the ocular environment.